Mail Stop 3233

                                                           December 13, 2018

Via E-mail
Mr. Nigel Rose
Chief Financial Officer
Gain Capital Holdings, Inc.
135 Bedminster One, Route 202/206
Bedminster, NJ 07921

       Re:    Gain Capital Holdings, Inc.
              Form 10-K for the fiscal year ended December 31, 2017 Filed March 14, 2018
              File No. 1-35008

Dear Mr. Rose:

       We have reviewed your November 9, 2018 response to our oral comments issued and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments.
Unless we note otherwise, our reference to a prior comment is to an oral comment issued on
October 26, 2018.

Form 10-K for the year ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Reconciliation of Non-GAAP Financial Measures, Page 42

1. We note your adjustment for the tax rate true up in Exhibit A. We remain unclear how you determined it was appropriate to adjust for this item. Please confirm that you will remove this adjustment from your non-GAAP measure in future filings. Reference is made to Question 102.11 from the C&DI for non-GAAP disclosures issued in May 2017.
 Nigel Rose
Gain Capital Holdings, Inc.
December 13, 2018
Page 2

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-
3295 if you have questions regarding comments on the financial statements and related matters.




                                                          Sincerely,

                                                          /s/ Jennifer Monick

                                                          Jennifer Monick
                                                          Assistant Chief
Accountant
                                                          Office of Real Estate
&
                                                          Commodities